SCHEDULE A

(as of April 30, 2017)

Portfolio	Initial Board Approval Date	Initial Effective Date	Exchange (Ticker)	Termination Date
PowerShares India Portfolio	02/22/08	03/04/08	NYSE Arca, Inc.	04/30/18

PowerShares India Exchange-Traded Fund Trust on behalf of each Fund listed on Schedule A

By	/s/ Daniel E. Draper
Name:	Dan Draper
Title:	President

INVESCO DISTRIBUTORS, INC.

By	/s/ Brian C. Thorp
Name:	Brian C. Thorp
Title:	Vice President